Exhibit 99.(d)(4)

APPLIED MICRO CIRCUITS CORPORATION

2000 EQUITY INCENTIVE PLAN

STOCK OPTION AGREEMENT

(NONSTATUTORY STOCK OPTIONS)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Stock Option Agreement, Applied Micro Circuits Corporation (the “Company”) has granted you an option under its 2000 Equity Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. Defined terms not explicitly defined in this Stock Option Agreement but defined in the Plan shall have the same definitions as in the Plan.

The details of your option are as follows:

1. VESTING. Subject to the limitations contained herein, your option will vest as provided in your Grant Notice, provided that vesting will cease upon the termination of your Continuous Service.

2. NUMBER OF SHARES AND EXERCISE PRICE. The number of shares of Common Stock subject to your option and your exercise price per share referenced in your Grant Notice may be adjusted from time to time for Capitalization Adjustments, as provided in the Plan.

3. METHOD OF PAYMENT. Payment of the exercise price is due in full upon exercise of all or any part of your option. You may elect to make payment of the exercise price in cash or by check or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a) In the Company’s sole discretion at the time your option is exercised and provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds.

(b) Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, by delivery of already-owned shares of Common Stock that (x) you have held for the period required to avoid a charge to the Company’s reported earnings (generally six months) or that you did not acquire, directly or indirectly from the Company, (y) are owned free and clear of any liens, claims, encumbrances or security interests and (z) have a Fair Market Value on the date of delivery equal to the exercise price of the Shares as to which your option is being exercised. “Delivery” for these purposes, in the sole discretion of the Company at the time you exercise your option, shall include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. Notwithstanding the foregoing, you may not exercise your option by tender to the Company of Common Stock to the extent such tender would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

4. WHOLE SHARES. You may exercise your option only for whole shares of Common Stock.

5. SECURITIES LAW COMPLIANCE. Notwithstanding anything to the contrary contained herein, you may not exercise your option unless the shares of Common Stock issuable upon such exercise are then registered under the Securities Act or, if such shares of Common Stock are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of your option must also comply with other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.

6. TERM. You may not exercise your option before the commencement of its term or after its term expires. The term of your option commences on the Date of Grant and expires upon the earliest of the following:

(a) ninety (90) days after the termination of your Continuous Service for any reason other than your Disability or death, provided that if you were an Executive Officer on the Date of Grant or at any time prior to the Date of Grant and the termination of your Continuous Service is due to the commencement of your Retirement, such period of exercise after the date of termination shall be fifteen (15) months or, if your Total Service was more than seven (7) years at the date your Retirement commences, twenty-four (24) months (but in no event later than the Expiration Date), provided further, that if during any part of such period (whether 90 days, 15 months or 24 months) your option is not exercisable solely because of the condition set forth in the preceding paragraph relating to “Securities Law Compliance,” your option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period equal to the applicable period of time after the termination of your Continuous Service;

(b) fifteen (15) months after the termination of your Continuous Service due to your Disability;

(c) fifteen (15) months after your death if you die during your Continuous Service;

(d) the Expiration Date indicated in your Grant Notice; or

(e) the day before the tenth (10th) anniversary of the Date of Grant.

7. EXERCISE.

(a) You may exercise the vested portion of your option during its term by any of the following methods: (i) online exercise through a captive broker designated by the Company (a “Captive Broker”), (ii) telephonic exercise communicated to a representative of a Captive Broker, (iii) telephonic exercise through a voice response system designated by the Company or (iv) such other method or methods of exercise as may be designated by the Company from time to time. Any such method of exercise shall require you to notify the Company of your election to exercise your option and the number of Shares in respect of which your option is being exercised, and may require you to make such other representations and agreements as to your investment intent with respect to such shares of Common Stock as may be required by the Company pursuant to the provisions of the Plan (collectively, an “Exercise Notice”). Your option shall be deemed to be exercised upon receipt by the Company or Captive Broker, as applicable, of such Exercise Notice and receipt by the Company of the exercise price for the Shares in respect of which your option is being exercised.

(b) By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of your option, (2) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (3) the disposition of shares of Common Stock acquired upon such exercise.

8. TRANSFERABILITY. Your option is not transferable, except by will or by the laws of descent and distribution or, in the case of a Nonstatutory Stock Option only, pursuant to a domestic relations order (as defined by the Code or the rules thereunder), and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your option.

9. “AT-WILL” EMPLOYMENT RELATIONSHIP; OPTION NOT A SERVICE CONTRACT. If you are an Employee, your employment relationship with the Company is an “at-will” employment relationship unless the Company and you have entered into an express written agreement that sets forth a different employment relationship. Your option is not an employment or service contract, and nothing in your option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option shall obligate the Company or an Affiliate, their respective shareholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

10. WITHHOLDING OBLIGATIONS.

(a) At the time you exercise your option, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with your option.

(b) Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable conditions or restrictions of law, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law. If the date of determination of any tax withholding obligation is deferred to a date later than the date of exercise of your option, share withholding pursuant to the preceding sentence shall not be permitted unless you make a proper and timely election under Section 83(b) of the Code, covering the aggregate number of shares of Common Stock acquired upon such exercise with respect to which such determination is otherwise deferred, to accelerate the determination of such tax withholding obligation to the date of exercise of your option. Notwithstanding the filing of such election, shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility.

(c) You may not exercise your option unless the tax withholding obligations of the Company and/or any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein.

11. NOTICES. Any notices provided for in your option or the Plan shall be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.

12. GOVERNING PLAN DOCUMENT. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your option and those of the Plan, the provisions of the Plan shall control.

APPLIED MICRO CIRCUITS CORPORATION

STOCK OPTION GRANT NOTICE

(2000 Equity Incentive Plan)

Applied Micro Circuits Corporation (the “Company”), pursuant to its 2000 Equity Incentive Plan (the “Plan”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock set forth below. This option is subject to all of the terms and conditions as set forth herein and in the Stock Option Agreement, the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety.

Optionholder:	«First_Name» «Middle_Name» «Last_Name»
Date of Grant:	«Option_Date»
Vesting Commencement Date:	«VEST_BASE_DATE»
Number of Shares Subject to Option:	«Shares_Granted»
Exercise Price (Per Share):	«Option_Price»
Total Exercise Price:	«Total_Option_Price»
Expiration Date:	«Expiration_Date_Period_1»

Type of Grant:	☒ Nonstatutory Stock Option

Exercise Schedule:	☒ Same as Vesting Schedule*

*	Except as otherwise provided in your Option Agreement, unless you qualify as an exempt employee under state and federal wage and hour laws or are a resident outside the United States, you may not exercise an option within six (6) months of the date of grant, even if the option is vested at that time; provided, however, that you may exercise such option within the six-month period following the date of grant if your Continuous Service is terminated due to your death or Disability or due to such other circumstance(s) that would entitle the income derived from such option exercise to be exempted from your regular rate under the Fair Labor Standards Act of 1938 by reason of the Worker Economic Opportunity Act. In addition and notwithstanding anything to the contrary in Section 6(a) of your Option Agreement, unless you qualify as an exempt employee under state and federal wage and hour laws, in the event that the termination of your Continuous Service for any reason other than your Disability or death occurs within the six-month period following the date on which your option was granted, then your option shall expire ninety (90) days after the end of such six-month period.

Vesting Schedule:	1/48th of the shares vest monthly over four years, subject to the shares not vesting earlier than the Optionee’s initial options, and such that this option is fully vested in four years.

Payment:

By one or a combination of the following items (described in the Stock Option Agreement):

By cash or check

Pursuant to a Regulation T Program if the Shares are publicly traded

By delivery of already-owned shares if the Shares are publicly traded

Additional Terms/Acknowledgements: The undersigned Optionholder acknowledges receipt of, and understands and agrees to, this Grant Notice, the Stock Option Agreement and the Plan. Optionholder further acknowledges that as of the Date of Grant, this Grant Notice, the Stock Option Agreement and the Plan set forth the entire understanding between Optionholder and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject with the exception of (i) options previously granted and delivered to Optionholder under the Plan, and (ii) the following agreements only:

OTHER AGREEMENTS:

APPLIED MICRO CIRCUITS CORPORATION			OPTIONHOLDER:

By:
«FIRST_NAME» «MIDDLE_NAME» «LAST_NAME»

Title:	Chief Executive Officer and President	Date:

Date:	«Option_Date»